Exhibit 99.31

181 University Ave., Suite 2000	info@lsgold.com
Toronto, ON M5H 3M7	www.lsgold.com
tel 416 703 6298
fax 416 703 7764

Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following sets forth a brief description of each matter which was voted upon at the Annual and Special Meeting (the “Meeting”) of the shareholders of Lake Shore Gold Corp. (the “Corporation”) held on May 4, 2011, and the outcome of each vote. Shareholders and proxyholders representing 230,432,473 shares (59.95% of the issued and outstanding shares) attended the meeting. All votes were conducted by show of hands.

Description of Matter	Result of Vote
Ordinary resolution to elect the following persons as directors of the Corporation:	Approved
Alan C. Moon
Anthony P. Makuch
Daniel G. Innes
Arnold Klassen
Jonathan Gill
Peter Crossgrove
Frank Hallam
Ordinary resolution to appoint Deloitte & Touche LLP as auditors of the Corporation, with their remuneration to be fixed by the directors.	Approved
Ordinary resolution confirming the adoption of a Shareholder Rights Plan (as defined in the information circular mailed to shareholders in respect of the Meeting).	Withdrawn by management without a vote
Ordinary resolution approving an employee stock purchase plan.	Withdrawn by management without a vote